VIA EDGAR
September 2, 2010

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Webb:

This letter will respond to the comment letter dated August 5, 2010 (“the Comment Letter”) furnished to Tompkins Financial Corporation (the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

To aid in your review, we have repeated the staff’s comments in italics followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Please revise future filings so that the items in your filings match the item requirements in Form 10-K.

The Company will ensure that the items in our future filings match the item requirements in Form 10-K.

Item 1A. Risk Factors

2.
Your risk factors are generic and could apply to any registrant in your industry. Please revise this section in future filings to describe the risks that are specifically applicable to you and the factors that could make an investment in your securities speculative or risky.

In future filings the Company will endeavor to describe how risks that apply to the industry as a whole may make an investment in our securities speculative or risky. The Company continuously strives to review and update its risk factors in light of the current risks associated with an investment in the Company’s securities. Among other things, the Company will revise the headings to its risk factors to enable the reader to understand how each of the risks discussed in the risk factors section may impact the Company. Additionally, the Company will revise its risk factors to include the following:

Repayment of the Company’s commercial business loans is often dependent on the cash flows of the borrower, which may be difficult to predict, and the collateral securing these loans may fluctuate in value.

The Company offers different types of commercial loans to a variety of businesses. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. The Company’s commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers’ cash flow may be difficult to predict, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower. As part of the Company’s commercial business lending activities, our subsidiaries originate agricultural loans, consisting of agricultural real estate loans and agricultural operating loans. As of December 31, 2009, $112.0 million (5.9%) of the Company’s total loan portfolio consisted of agriculturally-related loans, including $40.5 million in agricultural real estate loans and $71.5 million in agricultural operating loans. Payments on agricultural loans, primarily dairy loans, are typically dependent on the profitable operation or management of the related farm property. The success of the farm may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields, declines in market prices for agricultural products and the impact of governmental regulations and subsidies. In 2009, low milk prices and generally weak economic conditions led to weak financial results for many farms in the Company’s primary market areas, which led to an increase in the Company’s internally criticized and classified agricultural loans. In addition, many farms are dependent upon a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower’s ability to repay the loan may be impaired. While agricultural operating loans are generally secured by a blanket lien on the farm’s operating assets, any repossessed collateral in respect of a defaulted loan may not provide an adequate source of repayment of the outstanding balance as a result of the greater likelihood of damage, loss or depreciation.

Declines in asset values may result in impairment charges and may adversely affect the value of the Company’s investments, financial performance and capital.

A majority of the Company’s investment portfolio is comprised of securities where residential mortgages are the underlying collateral. These residential mortgage-backed securities include securities of U.S. government agencies, U.S. government-sponsored entities, and private-label collateralized mortgage obligations (“CMOs”). The Company’s securities portfolio also includes obligations of U.S. government-sponsored entities, obligations of states and political subdivisions thereof, U.S. corporate debt securities and equity securities. A more detailed discussion of the investment portfolio, including types of securities held, the carrying and fair values, and contractual maturities is provided in the Notes to Consolidated Financial Statements in Part II, Item 7 of this Report. The fair value of investments in the Company’s portfolio has become increasingly volatile over the past two years. The fair value of investments may be affected by factors other than the underlying performance of the issuer or composition of the obligations themselves, such as rating downgrades, adverse changes in the business climate and a lack of liquidity for resales of certain investment securities. The Company periodically, but not less than quarterly, evaluates investments and other assets for impairment indicators. Under U.S. generally accepted accounting principles, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings to the extent the impairment is related to credit losses. The amount of the impairment related to other non-credit related factors is recognized in other comprehensive income provided that the Company does not intend to sell the underlying debt security and it is more-likely-than not that the Company would not have to sell the debt security prior to recovery of the unrealized loss, which may be to maturity. If the Company intended to sell any securities with an unrealized loss or it is more-likely-than not that the Company would be required to sell the investment securities, before recovery of their amortized cost basis, then the entire unrealized loss would be recorded in earnings. The fair value of certain investments in the Company’s securities portfolio, and the amount of any recorded charges for other-than-temporary impairment (“OTTI”) during the most recent fiscal year, are discussed in Part II, Item 8 of this Report on Form 10-K. With the national downturn in real estate markets and the rising mortgage delinquency and foreclosure rates, investors are increasingly concerned about these types of securities. Given the market conditions and the significant judgments involved, there is risk that further declines in fair value may occur and additional OTTI charges may be recorded in earnings in future periods. The current market environment limits the Company’s ability to mitigate its exposure to valuation changes in its CMOs by selling them. This impairment could negatively impact the Company’s earnings and capital position.

The Company may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of counterparty relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry. The most important counterparty for the Company, in terms of liquidity, is the Federal Home Loan Bank of New York (“FHLBNY”). The Company uses FHLBNY as its primary source of overnight funds and also has long-term advances and repurchase agreements with FHLBNY. The Company has placed sufficient collateral in the form of commercial and residential real estate loans at FHLBNY. In addition, the Company is required to hold stock in FHLBNY.   The amount of borrowed funds and repurchase agreements with the FHLBNY, and the amount of FHLBNY stock held by the Company, at its most recent fiscal year end are discussed in Part II, Item 8 of this Report on Form 10-K.

There are 12 branches of the FHLB, including New York. The FHLBNY is jointly and severally liable along with the other Federal Home Loan Banks for the consolidated obligations issued on behalf of the Federal Home Loan Banks through the Office of Finance. Dividends on, redemption of, or repurchase of shares of the FHLBNY’s capital stock can not occur unless the principal and interest due on all consolidated obligations have been paid in full. If another Federal Home Loan Bank were to default on its obligation to pay principal or interest on any consolidated obligations, the Federal Home Loan Finance Agency (the “Finance Agency”) may allocate the outstanding liability among one or more of the remaining Federal Home Loan Banks on a pro rata basis or on any other basis the Finance Agency may determine. As a result, the FHLBNY’s ability to pay dividends on, to redeem, or to repurchase shares of capital stock could be affected by the financial condition of one or more of the other Federal Home Loan Banks. However, no Federal Home Loan Bank has ever defaulted on its debt since the FHLB System was established in 1932.

Systemic weakness in the FHLB could result in higher costs of FHLB borrowings, reduced value of FHLB stock, and increased demand for alternative sources of liquidity that are more expensive, such as brokered time deposits, the discount window at the Federal Reserve, or lines of credit with correspondent banks.

The Company relies on cash dividends from its subsidiaries to fund its operations, and payment of those dividends could be discontinued at any time.

The Company is a financial holding company whose principal assets and sources of income are its wholly-owned subsidiaries. The Company is a separate and distinct legal entity from its subsidiaries, and therefore the Company relies primarily on dividends from these banking and other subsidiaries to meet its obligations and to provide funds for the payment of dividends to the Company’s shareholders, to the extent declared by the Company’s board of directors. Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company and impose regulatory capital and liquidity requirements on the Company and its banking subsidiaries. In addition, as discussed in greater detail in Note 20, “Regulations and Supervision”, to our Consolidated Financial Statements included in Part II, Item 7 of this Report, during the first quarter of 2010 the OCC notified the Company that it was requiring Mahopac National Bank to maintain certain minimum capital ratios at levels higher than those otherwise required by applicable regulations, which could further limit that subsidiary’s ability to pay dividends to the Company. Further, as a holding company, the Company’s right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary is subject to the prior claims of the subsidiary’s creditors (including, in the case of the Company’s banking subsidiaries, the banks’ depositors). The inability to receive dividends from its subsidiaries materially and adversely affects the Company’s liquidity and its ability to service its debt, pay its other obligations, or pay cash dividends on its common or preferred stock, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Item 7. Management’s Discussion of Financial Condition and Results of Operations

Loans and Leases, page 33

3.
Please revise future filings to provide an expanded discussion of your underwriting policies and procedures for each segment of your loan portfolio. Your current disclosure appears overly broad and could apply to any lending institution. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Please ensure that your revisions address both your current policies and procedures and those that reflect the loans held in your portfolio.

In future filings the Company will provide a more detailed discussion of our underwriting policies and procedures for each segment of our loan portfolio. Our disclosures will include our current policies and procedures as well as those that reflect the loans held in our portfolio.

A sample of the information that may be included in future disclosures is provided below:

The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures. Management reviews and approves these policies and procedures on a regular basis. Management has also implemented reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans and potential problem loans.

Residential real estate loans
The Company’s policy is to underwrite residential real estate loans in accordance with secondary market guidelines in effect at the time of origination, including loan-to-value (“LTV”) and documentation requirements. LTV’s exceeding 80% for fixed rate loans and 85% for adjustable rate loans require private mortgage insurance to reduce the exposure to 78%. The Company verifies applicants’ income, obtains credit reports and independent real estate appraisals in the underwriting process to ensure adequate collateral coverage and that loans are extended to individuals with good credit and income sufficient to repay the loan. The Company originates both fixed rate and adjustable rate residential real estate loans. Over the past two years, the vast majority of residential loan originations have been fixed rate loans, most of which have been sold in the secondary market on a non-recourse basis with related servicing rights retained.  Adjustable rate residential real estate loans may be underwritten based upon an initial rate which is below the fully indexed rate; however, the initial rate is generally less than 100 basis points below the fully indexed rate. As such, the Company does not believe that this practice creates any significant credit risk.

Residential real estate loans also include home equity lines of credit and home equity loans. Policy guidelines include the following: a maximum LTV of 85%, including the first mortgage amount; and a maximum total debt to income ratio of 45%. Interest rates may be fixed or adjustable. Adjustable rates loans are tied to Prime Rate. Adjustable rate loans maybe underwritten based upon an initial rate which is below the fully indexed rate; however, the initial rate is generally less than 100 baisis points below the fully indexed rate. As such, the Company does not believe that this practice creates any significant credit risk.

Commercial loans
The Company’s policy sets forth guidelines for debt service coverage ratios, LTV’s and documentation standards. Commercial loans are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or government guarantees. The Company’s policy establishes debt service coverage ratio limits that require a borrower’s cash flow to be sufficient to cover principal and interest payments on all new and existing debt. Commercial loans are generally secured by the assets being financed or other business assets such as accounts receivable or inventory. Many of the loans in the commercial portfolio have variable interest rates tied to Prime Rate, FHLBNY borrowing rates, or U.S. Treasury indices.

Commercial real estate
The Company’s policy sets forth guidelines for debt service coverage ratios, LTV’s and documentation standards. Commercial real estate loans are primarily made based on identified cash flows of the borrower with consideration given to underlying real estate collateral and personal or government guarantees. The Company’s policy establishes a maximum LTV of 75% and debt service coverage ratio limits that require a borrower’s cash flow to be sufficient to cover principal and interest payments on all new and existing debt. Commercial real estate loans may be fixed or variable rate loans with interest rates tied to Prime Rate, FHLBNY borrowing rates, or U.S. Treasury indices.

Agriculture
Agriculturally-related loans include loans to dairy farms and cash and vegetable crop farms. Agriculturally-related loans are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral, personal guarantees, and government related guarantees. Agriculturally-related loans are generally secured by the assets or property being financed or other business assets such as accounts receivable, livestock, equipment, or commodities/crops. The Company’s policy establishes a maximum LTV of 75% for real estate secured loans and debt service coverage ratio limits that require a borrower’s cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The policy also establishes maximum LTV ratios for non-real estate collateral, such as livestock, commodities/crops, equipment and accounts receivable. Agriculturally-related loans may be fixed or variable rate loans with interest tied to Prime Rate, FHLBNY borrowing rates, or U.S. Treasury indices.

Consumer
The consumer loan portfolio includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer portfolio consists of indirect and direct automobile loans. Consumer loans are generally short-term and have fixed rates of interest that are set giving consideration to current market interest rates, the financial strength of the borrower, and internal profitability targets. The policy establishes maximum debt to income ratios and includes guidelines for verification of applicants’ income and receipt of credit reports.

Leases
Leases are primarily made to commercial customers and the origination criteria typically includes the value of the underlying assets being financed, the useful life of the assets being financed, and identified cash flows of the borrower. Most leases carry a fixed rate of interest that is set giving consideration to current market interest rates, the financial strength of the borrower, and internal profitability targets.

The underwriting guidelines described above for each of the Company’s lending portfolios are reviewed and approved by the Company’s Board of Directors at least annually. The Company recognizes that exceptions to the above listed policy guidelines may occasionally occur and has established procedures for approving exceptions to these policy guidelines.

There have been no significant changes in the above policies over the past several years. As such, these policies are reflective of new originations as well as those balances held at year-end.

4.
Please revise your future filings to disclose the extent to which you have underwritten any hybrid loans, such as payment option ARMs and the extent to which you have underwritten low or reduced documentation loans, including how you define those terms. If applicable, quantify the amounts underwritten during the periods presented and the amounts included in your portfolio as of the balance sheet dates presented. Please revise nonperforming, charge-off, and past due tables to quantify the amount of such loans.

The Company supplementally advises the Staff that it has not historically originated any hybrid loans, and the amount of low or reduced documentation loans the Company has originated has been immaterial. In future filings the Company will disclose the extent to which we have underwritten any hybrid loans, such as payment option ARMs, and the extent to which we have underwritten low or reduced documentation loans.  Nonperforming, charge-off, and past due tables will be revised to quantify the amount of such loans, if material.

A sample of the information that may be included in future disclosures is provided below:

The Company has not originated any hybrid loans, such as payment option ARMs. The Company underwrites residential real estate loans in accordance with secondary market standards in effect at the time of origination, including LTV and documentation requirements. The Company does not underwrite low or reduced documentation loans other than those that meet secondary market standards for low or reduced documentation loans. In those instances, W2’s and paystubs are used instead of sending Verification of Employment forms to employers to verify income and bank deposit statements are used instead of Verification of Deposit forms mailed to financial institutions to verify deposit balances.

5.
We note that you generally sell loans without recourse. Please revise future filings to more specifically describe when you do and do not sell loans without recourse and quantify each type of loan sales. Also, clarify the extent to which loans sold without recourse are subject to normal representations and warranties and the extent to which, if applicable, you have had to repurchase loans subject to those representations and warranties.

In future filings the Company will more specifically discuss when we do and do not sell loans without recourse and quantify each type of loan sale. We will also clarify the extent to which loans sold without recourse are subject to the normal representations and warranties and disclose the extent to which we have had to repurchase loans subject to those representations and warranties.

A sample of the information that maybe included in future disclosures is provided below:

The Company may sell residential real estate loans in the secondary market based on interest rate considerations. These residential real estate loans are generally sold without recourse in accordance with standard secondary market loan sale agreements. These residential real estate loan sales are subject to customary representations and warranties, including representations and warranties related to gross incompetence and fraud. The Company has not had to repurchase any loans as a result of these general representations and warranties. While in the past in rare circumstances the Company agreed to sell residential real estate loans with recourse, the Company has not done so in the past several years and the amount of such loans held in the loan portfolio is insignificant. The Company has never had to repurchase a loan sold with recourse.

Allowance for Loan and Lease Losses, page 34

6.
We note your general discussions of management’s review procedures, such as, for instance, the ongoing review of larger individual loans and leases and the at least annual review of commercial and commercial real estate loans above certain thresholds. In the interest of increased transparency surrounding your policies and procedures for developing the allowance for loan and lease losses, please revise future filings to quantify the various amounts and thresholds used in your review process and to describe in more detail your risk grading system. Consider the potential usefulness to investors and others of disclosing the amount and types of loans that were graded under the various levels of your risk grading system.

In future filings the Company will provide the amounts and thresholds used in our review process and describe in more detail our risk grading system. The Company will disclose the amounts and types of loans that were graded under the various levels of our internal risk grading system as required by ASU No. 2010-10, Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.

A sample of the information that maybe included in future disclosures is provided below:

The Company uses an internal loan grading system of 1 to 9, with grades of 1 to 5 being pass credits and a rating of 1 being the highest rating. Grades 6 to 9 are considered criticized and classified loans. Special mention loans are graded 6, substandard loans are graded 7, doubtful loans are graded 8 and loss loans (which are fully charged off) are graded 9. The definitions of “special mention”, “substandard”, “doubtful” and “loss” are consistent with banking regulatory definitions. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $500,000 that are internally risk rated 6 or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends, and other factors relevant to the particular borrowing relationship. These quarterly reviews include a review of impaired loans and an analysis of the required specific reserve for impaired loans, if any. At least annually, management reviews commercial and commercial real estate loans and leases and agriculturally-related loans internally risk rated 1 to 4 that have an outstanding principal balance equal to or greater than $1.0 million and loans and leases internally risk rated 5 or worse that have an outstanding principal balance over $500,000. The Company uses an external loan review firm to perform independent loan quality reviews on an annual basis.

7.
You state here and throughout your document that the allowance is an amount that you believe is “adequate”. If true, please revise your disclosure to confirm that the allowance is an amount you believe to be “appropriate” to absorb probable losses on existing loans. Otherwise, tell us the accounting guidance that you relied on for your policy as currently stated.

The Company supplementally advises the Staff that management believes the allowance reported in our Form 10-K for fiscal year 2009 was appropriate to absorb probable losses on existing loans. The Company will revise its future filings to confirm that the allowance is an amount we believe to be appropriate to absorb probable losses on existing loans.

8.
In the interest of increased transparency, please revise the tabular presentations of the allocation of the allowance for loan and lease losses and non-performing loans in future filings to use the same categories that you use to present your loan and lease summary on page 33. Please similarly revise the tabular presentation of the analysis for loan and lease losses on page 37. In connection with those revisions, please revise the discussion of your loan portfolio in future filings to disclose your exposure to agricultural and financial loans and the underwriting policies and procedures used to originate them.

In future filings, the tabular presentations of the allocation of the allowance for loan and lease losses, non-performing loans and leases, and the analysis for loan and lease losses will have the same categories as presented in the loan and lease summary table. We will expand our discussion of the loan and lease portfolio to include our exposure to agricultural and financial loans and the underwriting policies and procedures used to originate them.

A sample of the information that maybe included in future disclosures is provided below:

As of December 31, 2009, agriculturally-related loans totaled $112.0 million or 5.9% of total loans and leases. Agriculturally-related loans include loans to dairy farms and cash and vegetable crop farms. Agriculturally-related loans are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral, personal guarantees, and government related guarantees. Agriculturally-related loans are generally secured by the assets or property being financed or other business assets such as accounts receivable, livestock, equipment or commodities/crops.  The Company’s policy establishes a maximum LTV of 75% for real estate secured loans and debt service coverage ratio limits that require a borrower’s cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The policy also establishes maximum LTV ratios for non-real estate collateral, such as livestock, commodities/crops, equipment and accounts receivable. Agriculturally-related loans may be fixed or variable rate loans with interest tied to Prime Rate, FHLBNY borrowing rates, or U.S. Treasury indices.

As of December 31, 2009, the Company did not have any financial loans, defined as loans to financial institutions.

9.
Please tell us and revise future filings to disclose your accounting policy used to account for loans acquired that exhibited credit impairment on the date of acquisition. Discuss how you initially identified and measured the credit impairment on the date of acquisition and the related accounting in subsequent periods. Refer to ASC 310-30-15 (SOP 03-3).

The Company supplementally advises the Staff that it accounts for loans acquired that exhibit credit impairment on the date of acquisition in accordance with ASC 310-30-15 (SOP 03-03). The Company has not acquired any loans since the acquisition of Sleepy Hollow Bank in 2008. In that acquisition, we acquired an insignificant amount of loans which exhibited credit impairment on the date of acquisition. Due to the abundance of collateral related to these loans, the resulting discounts related to these loans were immaterial. In future filings we will disclose our accounting policy for acquired loans that exhibit credit impairment on the date of acquisition, including the accounting for these loans in periods subsequent to acquisition.

10.
Please revise future filings to disclose whether you have modified loans that you do not consider to be TDR’s and, if applicable, to discuss the types of modifications made and to quantify the amount of loans subject to them.

In future filings, we will disclose the amount of loans modified and not considered TDR’s, if material.

A sample of the information that maybe included in future disclosures is provided below:

Loans are considered modified in a TDR when, due to a borrower’s financial difficulties, the Company makes a concession(s) to the borrower that it would not otherwise consider. When modifications are provided not as a result of the financial distress of the borrower, these loans are not classified as TDR’s or impaired. These modifications may include, among others, an extension of the term of the loan, and granting a period when interest-only payments can be made, with the principal payments made over the remaining term of the loan or at maturity.

11.
We note your disclosure on page 36 regarding the decreases in your ratio of allowance to non-performing loans. Please revise future filings to provide an expanded discussion of the trend represented by the growth of nonperforming loans compared to the allowance for loan losses, including how nonperforming loans migrate to charge-offs. Clarify how your current low loss experience relates to your historical nonperforming loans and charge-off activity.

In future filings we will provide an expanded discussion of the trend represented by the growth of nonperforming loans compared to the allowance for loan and lease losses, including how nonperforming loans migrate to charge-offs, and we will clarify how our low loss experience relates to our historical nonperforming loans and charge-off activity.

A sample of the information that maybe included in future disclosures is provided below:

The ratio of the allowance for loan and lease losses (“ALLL”) to nonperforming loans and leases (“NPLs”) dropped from 1.17% at year-end 2008 to 0.70% at year-end 2009 despite an increase in the level of the ALLL to total loans (“TL”) to 1.27% at 2009 from 1.03% at year-end 2008. The decline in ratio of the ALLL to nonperforming loans and leases is primarily due to the increase in nonaccruing loans, which were mostly made up of collateral dependent impaired loans requiring little to no specific reserve due to the level of collateral available with respect to these loans and/or previous charge-offs.

The Company’s policy is to underwrite loans with strong LTV percentages.  This practice, among others, has had a positive impact on the level of our loan charge-offs. Further the determination of the amount of specific reserves on the impaired loans of approximately 3.4% at year-end 2009 and 5.4% at year-end 2008 is consistent with the strong LTV percentages at origination as well as the Company’s historical low level of loan charge-offs.

Liquidity Management, page 38

12.
Please revise the tabular presentation of loan maturities in future filings to include your residential real estate loans, including interest rate sensitivities. Also, please ensure that the categories presented are the same used to disclose your loan and lease summary on page 33.

In future filings we will revise the tabular presentation of loan maturities to ensure that the categories presented are the same as those in the loan and lease summary table. The tabular presentation will include our residential real estate loans and their interest rate sensitivities.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

13.
It appears that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company addressed the issue of risk as it relates to the Company’s compensation policies and practices on page 14 of the Proxy Statement, under the heading “Risk and Influence on Compensation Programs.”

The Company further supplementally advises the Staff that in January, 2010, our management conducted a review of the Company’s compensation policies and practices to determine whether those policies and practices could lead to excessive or inappropriate risk taking by employees. In connection with this review, our management considered, among other things, the business risks that could be encouraged by these policies and practices, and factors that mitigate these potential risks. As is indicated in the Company’s Compensation Discussion and Analysis (“CD&A”) included in the Proxy Statement, the performance-based aspects of the Company’s compensation policies and practices are focused on long-term growth, and all awards are subject to the full discretion of the Executive/Compensation/Personnel Committee of the Board of Directors (the “Committee”). While annual performance metrics are taken into account, discretionary cash bonuses reflect, among other things, the achievement of two-year performance measures and strategic development initiatives, and equity awards carry a seven-year vesting schedule with no vesting in the first two years.

Management determined that, in light of these factors and other controls and procedures in place at the Company, risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Company’s management presented its analysis to the Committee, which concurred with management’s analysis and its conclusion. Based on this analysis and conclusion, the Company determined that disclosure pursuant to Item 402(s) was not required.

14.
In connection with our review of your Form 10-K for the fiscal year ended December 31, 2007, we issued comments related to your failure to disclose your performance targets. We note your continued utilization of performance targets in connection with your incentive compensation program and your continued failure to disclose some of those targets. We also note that you have not discussed how difficult it would be for you to achieve the undisclosed targets. Finally, you have not provided any competitive harm analysis. Please explain.

The Company will clarify, in future filings, how performance targets are used in connection with its incentive compensation program. As indicated in the Company’s CD&A, in determining 2009 compensation for its executive officers, the Committee considered several 2008 performance factors, including net income, increases in earnings per share, return on assets, increases in Company stock price, and return on equity. The Staff’s prior comment related to the Company’s failure to disclose applicable targets and the Company did, in fact, disclose the applicable targets for each of those performance factors in its most recent proxy statement. However, the Committee does not use the performance criteria in any formulaic or quantifiable manner, and therefore cannot provide detail as to how much weight is attributed to particular targets in determining cash compensation. Rather, in determining annual base salary and cash bonus for each of the Named Executive Officers, the Committee considers the achievement of the indicated performance targets among other factors, and then exercises its full discretion in evaluating NEO performance and determining compensation. In future filings, the Company will continue to disclose any performance targets considered by the Committee in determining compensation, but will clarify the extent of the Committee’s discretion in how those targets are used.

Because the Company has disclosed the applicable performance targets in its CD&A, it does not believe that a discussion of the difficulty in attaining those targets, or a competitive harm analysis, is required.

15.
On page 16 you say that “Employment Contracts, Termination of Employment and Change-in-Control Arrangements” are one of the major components of your executive officer compensation. Please explain this statement in light of the fact that, as disclosed on page 18, you do not have employment contracts with your named executive officers.

The Company will clarify in future filings that termination and change-in-control arrangements are provided pursuant to Supplemental Executive Retirement Plan (“SERP”) agreements with certain of its NEOs and are among the major components of executive officer compensation, and will eliminate the reference on page 16 to “Employment Contracts”. As indicated on page 18, the Company does not have employment contracts with its NEOs. The terms and conditions of the SERP agreements are summarized on pages 17-18 of the Proxy Statement.

Signatures

16.
Please confirm that your principal accounting officer or controller has signed your Form 10-K and your Form 10-Q for the fiscal quarter ended March 31, 2010. Also confirm that the signature pages in future Form 10-K and Form 10-Q filings will indicate that your principal accounting officer or controller has signed the forms.

The Company supplementally advises the Staff that Francis M. Fetsko, the Company’s principal financial officer, also serves as the Company’s principal accounting officer. Mr. Fetsko has signed both the Company’s Form 10-K and its Form 10-Q for the fiscal quarter ended March 31, 2010. In future filings, the Company will indicate that Mr. Fetsko is signing the Company’s reports on Form 10-K and Form 10-Q in his capacities as principal financial officer and principal accounting officer.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 2. Management’s Discussion of Financial Condition and Results of Operations

17.
Please tell us, with a view towards expanded disclosure, the circumstances surrounding the Office of Comptroller of the Currency’s requirement that Mahopac National Bank maintain minimum capital ratios at levels higher than those required by applicable regulations and tell us what effect the requirement has had and will have on your operations.

The Company supplementally advises the Staff that, in light of the recent economic downturn, bank regulatory agencies have been requiring many banks to maintain higher minimum capital ratios. This is particularly true in the case of institutions with significant commercial real estate loan portfolios and/or increasing levels of non-performing assets, such as Mahopac National Bank (“Mahopac”). At the request of its primary regulator, Mahopac has agreed to maintain capital ratios at the levels disclosed in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, which are higher than those otherwise required by applicable regulations. As indicated in the Company’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, Mahopac exceeded the increased minimum capital requirements at the time it received the formal notification from the Office of the Comptroller of the Currency (“OCC”) and continues to maintain ratios above the increased minimum requirements. The Company does not anticipate that the OCC requirement will have a significant effect on Mahopac’s or the Company’s operations, but will clarify in future filings that the higher levels could adversely affect the Company’s use of capital resources to fund its growth strategy.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its reports filed with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to respond to any further comments or questions the staff may have, and to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (607) 274-2037.

Sincerely,

/S/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President
& Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)